SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Senseonics Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

81727U105

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 15 Pages
Exhibit Index on Page 13

CUSIP NO. 81727U105	13 G	Page 2 of 15 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi Ventures VIII, L.P. (“DV VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
11,237,221 shares, except that Delphi Management Partners VIII, L.L.C. (“DMP VIII”), the general partner of DV VIII, may be deemed to have sole power to vote these shares, and James J. Bochnowski (“Bochnowski”), David L. Douglass (“Douglass”), Douglas A. Roeder (“Roeder”), and Deepika R. Pakianathan, Ph.D. (“Pakianathan”), the managing members of DMP VIII, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
11,237,221 shares, except that DMP VIII, the general partner of DV VIII, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass, Roeder and Pakianathan, the managing members of DMP VIII, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	11,237,221
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	12.0%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. 81727U105	13 G	Page 3 of 15 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi BioInvestments VIII, L.P. (“DBI VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
109,725 shares, except that DMP VIII, the general partner of DBI VIII, may be deemed to have sole power to vote these shares, and Bochnowski, Douglass, Roeder and Pakianathan, the managing members of DMP VIII, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
109,725 shares, except that DMP VIII, the general partner of DBI VIII, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass, Roeder and Pakianathan, the managing members of DMP VIII, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	109,725
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. 81727U105	13 G	Page 4 of 15 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi Management Partners VIII, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
11,346,946 shares, of which 11,237,221 are directly owned by DV VIII and 109,725 are directly owned by DBI VIII. DMP VIII, the general partner of DV VIII and DBI VIII, may be deemed to have sole power to vote these shares, and Bochnowski, Douglass, Roeder and Pakianathan, the managing members of DMP VIII, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
11,346,946 shares, of which 11,237,221 are directly owned by DV VIII and 109,725 are directly owned by DBI VIII. DMP VIII, the general partner of DV VIII and DBI VIII, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass, Roeder and Pakianathan, the managing members of DMP VIII, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	11,346,946
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	12.2%
12	TYPE OF REPORTING PERSON	OO

CUSIP NO. 81727U105	13 G	Page 5 of 15 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James J. Bochnowski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		11,346,946 shares, of which 11,237,221 are directly owned by DV VIII and 109,725 are directly owned by DBI VIII. Bochnowski is a managing member of DMP VIII, the general partner of DV VIII and DBI VIII, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		11,346,946 shares, of which 11,237,221 are directly owned by DV VIII and 109,725 are directly owned by DBI VIII. Bochnowski is a managing member of DMP VIII, the general partner of DV VIII and DBI VIII, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	11,346,946
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	12.2%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. 81727U105	13 G	Page 6 of 15 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David L. Douglass
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		11,346,946 shares, of which 11,237,221 are directly owned by DV VIII and 109,725 are directly owned by DBI VIII. Douglass is a managing member of DMP VIII, the general partner of DV VIII and DBI VIII, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		11,346,946 shares, of which 11,237,221 are directly owned by DV VIII and 109,725 are directly owned by DBI VIII. Douglass is a managing member of DMP VIII, the general partner of DV VIII and DBI VIII, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	11,346,946
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	12.2%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. 81727U105	13 G	Page 7 of 15 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Douglas A. Roeder
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		11,346,946 shares, of which 11,237,221 are directly owned by DV VIII and 109,725 are directly owned by DBI VIII. Roeder is a managing member of DMP VIII, the general partner of DV VIII and DBI VIII, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		11,346,946 shares, of which 11,237,221 are directly owned by DV VIII and 109,725 are directly owned by DBI VIII. Roeder is a managing member of DMP VIII, the general partner of DV VIII and DBI VIII, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	11,346,946
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	12.2%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. 81727U105	13 G	Page 8 of 15 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Deepika R. Pakianathan, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		11,346,946 shares, of which 11,237,221 are directly owned by DV VIII and 109,725 are directly owned by DBI VIII. Pakianathan is a managing member of DMP VIII, the general partner of DV VIII and DBI VIII, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		11,346,946 shares, of which 11,237,221 are directly owned by DV VIII and 109,725 are directly owned by DBI VIII. Pakianathan is a managing member of DMP VIII, the general partner of DV VIII and DBI VIII, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	11,346,946
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	12.2%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. 81727U105	13 G	Page 9 of 15 Pages

This Amendment No. 1 amends and restates in its entirety the Schedule 13G previously filed by DV VIII, DBI VIII, DMP VIII, Bochnowski, Douglass, Roeder and Pakianathan (together with all prior and current amendments thereto, this “Schedule 13G”).

ITEM 1(A).	NAME OF ISSUER:

Senseonics Holdings, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

20451 Seneca Meadows Pkwy

Germantown, MD 20876-7005

ITEM 2(A).	NAME OF PERSONS FILING:

This statement is filed by Delphi Ventures VIII, L.P., a Delaware limited partnership (“DV VIII”), Delphi BioInvestments VIII, L.P., a Delaware limited partnership (“DBI VIII”), Delphi Management Partners VIII, L.L.C., a Delaware limited liability company (“DMP VIII”) and the general partner of DV VIII and DBI VIII, and James J. Bochnowski (“Bochnowski”), David L. Douglass (“Douglass”), Douglas A. Roeder (“Roeder”) and Deepika R. Pakianathan, Ph.D. (“Pakianathan”), the managing members of DMP VIII. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

DMP VIII is the general partner of DV VIII and DBI VIII and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by DV VIII and DBI VIII. Bochnowski, Douglass, Roeder and Pakianathan are the managing members of DMP VIII and may be deemed to have shared power to vote and shared power to dispose of the shares of the issuer directly owned by DV VIII and DBI VIII.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of the principal business office for each of the Reporting Persons is:

Delphi Ventures

160 Bovet Rd, Suite 408

San Mateo, CA 94402

ITEM 2(C)	CITIZENSHIP:

DV VIII and DBI VIII are Delaware limited partnerships. DMP VIII is a Delaware limited liability company. Bochnowski, Douglass, Roeder and Pakianathan are United States citizens.

ITEM 2(D) AND ITEM 2(E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER:

Common Stock, par value $0.001

CUSIP # 81727U105

ITEM 3.	Not Applicable.

CUSIP NO. 81727U105	13 G	Page 10 of 15 Pages

ITEM 4.	OWNERSHIP:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Under certain circumstances set forth in the limited partnership agreements of each of DV VIII and DBI VIII and the limited liability company agreement of DMP VIII, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a general partner, limited partner, or member.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

CUSIP NO. 81727U105	13 G	Page 11 of 15 Pages

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10.	CERTIFICATION:

Not applicable.

CUSIP NO. 81727U105	13 G	Page 12 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2017

Entities:

DELPHI MANAGEMENT PARTNERS VIII, L.L.C.

DELPHI VENTURES VIII, L.P.

DELPHI BIOINVESTMENTS VIII, L.P.

By:	/s/ Matthew T. Potter
Matthew T. Potter, Attorney-in-fact
for above-listed entities*

Individuals:

James J. Bochnowski
David L. Douglass
Douglas A. Roeder
Deepika R. Pakianathan, Ph.D.

By:	/s/ Matthew T. Potter
Matthew T. Potter, Attorney-in-fact
for above-listed individuals*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 81727U105	13 G	Page 13 of 15 Pages

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	14

Exhibit B: Power of Attorney	15

CUSIP NO. 81727U105	13 G	Page 14 of 15 Pages

exhibit A

Agreement of Joint Filing

The Reporting Persons agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Senseonics Holdings, Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.

CUSIP NO. 81727U105	13 G	Page 15 of 15 Pages

exhibit B

Power of Attorney

Matthew T. Potter has signed this Schedule 13G as Attorney-In-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.